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SECU 14045180 SSION

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SEC Mail Processing Section
FEB 26 2014
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Financial Plus, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2017 St. John Ave., Suite A
(No. and Street)

Dyersburg	TN	38024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Thomas Hopper (731) 285-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander, Thompson, Arnold PLLC
(Name – *if individual, state last, first, middle name*)

185 N. Church Street	Dyersburg	TN	38024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, ____J. Thomas Hopper________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______First Citizens Financial Plus, Inc.________________________________, as of __December 31________________________, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

PATRICIA J. MOORE STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF DYER

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2013 and 2012

FIRST CITIZENS FINANCIAL PLUS, INC.
TABLE OF CONTENTS

Financial Section
Independent Auditors' Report 1
Statements of Financial Condition 3
Statements of Income 4
Statements of Comprehensive Income 5
Statements of Changes in Stockholders' Equity 6
Statements of Changes in Liabilities Subordinated to Claims of General Creditors 7
Statements of Cash Flows 8
Notes to Financial Statements 9

Supplementary Information
Computation of Net Capital 13

Internal Control Section
Report on Internal Control 14

Agreed Upon Procedures Section
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 16

FINANCIAL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

185 North Church St.
Dyersburg, TN 38024

Phone 731.285.7900
Fax 731.285.6221
www.atacpa.net

Independent Auditor's Report

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying financial statements of First Citizens Financial Plus, Inc., (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the schedule Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information the schedule Computation of Net Capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule Computation of Net Capital is fairly stated in all material respects in relation to the financial statements as a whole.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 25, 2014

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Current assets		
Cash and cash equivalents	$ 138,777	$ 164,281
Certificates of deposit	1,374,371	1,351,038
Accrued interest receivable	849	1,234
Prepaid expense	11,258	21,533
Commissions receivable	56,026	108,278
Total current assets	1,581,281	1,646,364
Fixed assets		
Furniture and equipment, net	21,129	38,251
Total assets	$ 1,602,410	$ 1,684,615
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accrued taxes	$ 50,611	$ 43,840
Accrued commissions	24,407	31,788
Accrued retirement	47,439	45,190
Other liabilities	16,691	23,100
Total current liabilities	139,148	143,918
Stockholders' equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2013 and 2012	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	982,141	1,057,909
Accumulated other comprehensive income	(629)	1,038
Total stockholders' equity	1,463,262	1,540,697
Total liabilities and stockholders' equity	$ 1,602,410	$ 1,684,615

Note: See accompanying notes to financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Income		
Commissions earned	$ 1,370,923	$ 1,260,050
Interest income	4,608	4,049
Miscellaneous	4,850	5,367
Total Income	1,380,381	1,269,466
Expenses		
Salaries and employee benefits	485,115	488,177
Commissions	367,292	323,442
Occupancy expenses	62,254	59,272
Depreciation	17,122	17,938
Office expenses	9,731	9,846
Advertising	34,477	41,789
Affiliation fees	51,365	39,138
Other fees	4,236	1,619
Computer services	14,078	16,136
Regulatory costs	16,673	7,310
Professional services	9,697	13,506
Dues and subscriptions	4,010	1,376
Repair and maintenance	5,681	4,821
Travel and seminars	2,909	3,658
Other expenses	897	53
Total Expenses	1,085,537	1,028,081
Income before income taxes	294,844	241,385
Provision for income tax expense	120,612	93,397
Net Income	$ 174,232	$ 147,988
Earnings per share	$ 215.90	$ 183.38
Weighted average shares outstanding	807	807

Note: See accompanying notes to financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Net income	**$ 174,232**	**$ 147,988**
Other comprehensive income, net of tax		
Unrealized gains (losses) on certificates of deposit:		
Unrealized gains (losses) arising during the period	**(1,667)**	**1,038**
Reclassification adjustments for (gains) losses included in net income	**-**	**-**
Net unrealized gains (losses)	**(1,667)**	**1,038**
Total comprehensive income	**$ 172,565**	**$ 149,026**

Related tax effects allocated to each component of other comprehensive income were as follows:

	Before-tax amount	Tax (Expense) or Benefit	Net of Tax Amount
Year ended December 31, 2013:			
Unrealized gains (losses) on certificates of deposit:			
Unrealized gains (losses) arising during the period	**$ (2,698)**	**$ 1,031**	**$ (1,667)**
Reclassification adjustments for (gains) losses included in net income	**-**	**-**	**-**
Net unrealized gains (losses)	**$ (2,698)**	**$ 1,031**	**$ (1,667)**
Year ended December 31, 2012:			
Unrealized gains (losses) on certificates of deposit:			
Unrealized gains (losses) arising during the period	**$ 1,680**	**$ (642)**	**$1,038**
Reclassification adjustments for (gains) losses included in net income	**-**	**-**	**-**
Net unrealized gains (losses)	**$ 1,680**	**$ (642)**	**$ 1,038**

Note: See accompanying notes to financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance - January 1, 2012	$201,750	$ 280,000	$909,921	$ -	$ 1,391,671
Net income			147,988		147,988
Adjustment of unrealized gains on certificates of deposit	-	-	-	1,038	1,038
Balance - December 31, 2012	**201,750**	**280,000**	**1,057,909**	**1,038**	**1,540,697**
Cash dividends paid	-	-	(250,000)	-	(250,000)
Net income	-	-	174,232	-	174,232
Adjustment of unrealized losses on certificates of deposit	-	-	-	(1,667)	(1,667)
Balance - December 31, 2013	**$201,750**	**$ 280,000**	**$ 982,141**	**$ (629)**	**$ 1,463,262**

Note: See accompanying notes to financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS TO GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Total Liabilities	**$ 139,148**	**$ 143,918**
Liabilities Subordinate to General Creditors	**$**	**$**

Note: See accompanying notes to financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Operating activities		
Net income	$ 174,232	$ 147,988
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	17,122	17,938
Decrease (increase) in accrued interest receivable	385	(93)
Decrease (increase) in prepaid expenses	10,275	6,842
Decrease (increase) in commissions receivable	52,252	(58,631)
Increase (decrease) in accrued taxes	6,772	(8,654)
Increase (decrease) in accrued commissions	(7,381)	22,453
Increase (decrease) in accrued retirement	2,249	1,378
Increase (decrease) in other liabilities	(6,410)	6,934
Net cash provided (used) by operating activities	249,496	136,155
Investing activities		
Redemption (purchase) of certificates of deposit	(25,000)	(200,000)
Net cash provided (used) by investing activities	(25,000)	(200,000)
Financing activities		
Cash Dividends Paid	(250,000)	-
Net cash used by financing activities	(250,000)	
Increase (Decrease) in Cash and Cash Equivalents	(25,504)	(63,845)
Cash and cash equivalents at beginning of year	164,281	228,126
Cash and cash equivalents at end of year	$ 138,777	$ 164,281
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes	$ 113,840	$ 102,051

Note: See accompanying notes to financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of First Citizens Financial Plus, Inc. (the "Company"), conform to generally accepted accounting principles. Significant policies are described as follows:

A. Organization

The Company was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank (the "Parent"), Dyersburg, Tennessee. The Company began operations on June 3, 1985. In December 1988, the Company was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee. As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, The Company is registered with the Securities Information Center. As of December 31, 2013 and 2012, the Company is in good standing with the Securities Information Center.

B. Nature of Operations

The Company provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

C. Basis of Accounting

The financial statements of the Company are presented using the accrual basis of accounting. Certain balances have been reclassified to conform to current year presentation.

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings with a maturity date of less than ninety days.

F. Fixed Assets

Fixed assets of the Company are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

G. Certificates of Deposit

Certificates of Deposit are carried at fair value, and unrealized gains (and losses, if any) are recognized as direct increases (or decreases) to accumulated other comprehensive income except for other-than-temporary impairment losses which are recognized against earnings, if any. There were no realized gains or losses (including no other-than-temporary impairment losses) recognized in 2012 or 2013.

H. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

I. Advertising Costs

Advertising costs are expensed as incurred.

J. Fair Value

Fair value measurements determined under guidance provided by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" are used to record recurring fair value adjustments to certificates of deposit. There are no assets or liabilities on the balance sheets measured at fair value on a recurring or non-recurring basis. ASC 820 outlines the following three acceptable valuation techniques may be used to measure fair value:

a. Market approach—The market approach uses prices and other relevant information generated by market transactions involving identical or similar assets or liabilities. This technique includes matrix pricing that is a mathematical technique used principally to value debt securities without relying solely on quoted prices for specific securities but rather by relying on securities' relationship to other benchmark quoted securities.

b. Income approach—The income approach uses valuation techniques to convert future amounts such as earnings or cash flows to a single present discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Such valuation techniques include present value techniques, option-pricing models (such as the Black-Scholes formula or a binomial model), and multi-period excess earnings method (used to measure fair value of certain intangible assets).

c. Cost approach—The cost approach is based on current replacement cost which is the amount that would currently be required to replace the service capacity of an asset.

Valuation techniques are selected as appropriate for the circumstances and for which sufficient data is available. Valuation techniques are to be consistently applied, but a change in a valuation technique or its application may be made if the change results in a measurement that is equally or more representative of fair value under the circumstances. Revisions resulting from a change in valuation technique or its application are accounted for as a change in accounting estimate which does not require the change in accounting estimate to be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods. ASC 820 also establishes a hierarchy that prioritizes information used to develop those assumptions. The level in the hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company considers an input to be significant if it drives more than 10% of the total fair value of a particular asset or liability. The hierarchy is as follows:

Level 1 Inputs (Highest ranking): Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs may include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted market prices that are observable for the assets and liabilities such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs (Lowest ranking): Unobservable inputs for determining fair values of assets and liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets and liabilities.

Recurring valuations are measured regularly for certificates of deposit based fair value measurements obtained from a third party vendor. The fair value measurements for certificates of deposits are reported in Level 2 are primarily matrix pricing that considers observable data (such as dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and other factors).

K. Date of Management Review

Subsequent events have been evaluated through February 25, 2014, which is the date the financial statements were available to be issued.

NOTE 2 - INCOME TAXES

The Company files consolidated federal and state corporate income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2013 and 2012, the financial statement and tax basis of assets and liabilities of the Company, are the same, and as a result, no deferred tax assets or liabilities exist. The tax years subject to examination by federal and state taxing authorities are the years ending December 31, 2013, 2012 and 2011.

NOTE 3 - FIXED ASSETS

Fixed assets used in the ordinary course of business are summarized as follows:

	2013	2012
Furniture and equipment	$ 261,595	$ 261,594
Less: accumulated depreciation	240,466	223,343
	$ 21,129	$ 38,251

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN AND 401(k) PLAN

The employees of the Company participate in the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan (the "ESOP") and the First Citizens National Bank 401(k) Plan (the "401(k) Plan") maintained by the Parent. The 401(k) Plan was adopted October 1, 2000. The plans provide for a contribution annually not to exceed 25% of the total compensation of all participants and afford eligibility for participation to all full-time employees who have completed at least one year of service and are age 21 or older.

The Company contributes annually amounts equal to 3% of total eligible compensation to the 401(k) Plan. For the ESOP, the Company's annual contributions for the years ended December 31, 2013 and 2012 were 7% of total eligible compensation for the applicable year. Total eligible compensation for both plans consists of total compensation subject to income tax. Total eligible compensation includes any salary deferrals made through the 401(k) Plan and Section 125 Cafeteria Plan and is subject to maximum limits set annually by the IRS. Each participant may also elect to defer up to 75% of his or her pay into the 401(k) Plan, subject to dollar limitations imposed by law.

Employer cash contributions to the 401(k) Plan for the years ended December 31, 2013 and 2012 were $20,405 and $19,356, respectively. Cash contributions to the ESOP for the years ended December 31, 2013 and 2012 were $47,439 and $45,238, respectively. Cash contributions to the 401(k) and ESOP Plan are reported in salaries and employee benefits on the statement of income.

NOTE 5 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2013 and 2012, the Company had deposits in the amount of $51,143 and $103,666, respectively, which were not insured.

NOTE 6 - OPERATING LEASE

Beginning July 1, 2010, the Parent entered into a 5 year lease continuation agreement for office space for the Company, which is located at 2017 St. John Street, Dyersburg, Tennessee. The Parent will pay $1,850 per month for the entire term of the lease and the rent shall be prorated for any partial month. Beginning July 1, 2015, the Parent will have the option to renew the lease for an additional 5 year period for a rental fee of $2,460 per month.

Future lease payments are as follows:

2014	$22,200
2015	25,860
2016	29,520
2017	29,520
2018	29,520
	$136,620

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company makes certain payments to the Parent for reimbursement of its portion of general expenses that are contracted for on a consolidated basis. Such general expenses include items such as payroll services, phone, postage and office supplies. The Company also remits its portion of state and federal taxes to the Parent for payment on a consolidated basis. Total payments made to the Parent during the year ended December 31, 2013 for taxes and expense reimbursements were $856,700.

SUPPLEMENTARY INFORMATION SECTION

FIRST CITIZENS FINANCIAL PLUS, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013 AND 2012

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Net Capital			
Total Stockholders' Equity	$1,463,262	$ -	$1,463,262
Net Capital Requirement – Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	-	50,000
Excess Net Capital	$1,413,262	$ -	$1,413,262
Aggregate Indebtedness			
Accrued liabilities	$ 139,148	$ -	$ 139,148
Total Indebtedness	$ 139,148	$ -	$ 139,148
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Broker/Dealer - Note 4			
Net Capital			
Total Stockholders' Equity	$ 1,463,262	$ -	$1,463,262
Less: adjustment for non-allowable items:			
Other additions and/or allowable credits	162	-	162
Other assets	11,258	-	11,258
Furniture and fixtures	21,129	-	21,129
Haircuts on securities	3,334	-	3,334
Net Capital	1,427,379	-	1,427,379
Net Capital Requirement – Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	-	50,000
Excess Net Capital	$ 1,377,379	$ -	$ 1,377,379
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:			
Net capital per Part II A Filing	$ 1,427,379	$ -	$ 1,427,379
Net Capital	$ 1,427,379	$ -	$ 1,427,379
Aggregate Indebtedness			
Accrued liabilities	$ 139,148	$ -	$ 139,148
Ratio: Aggregate Indebtedness/Net Capital	9.75%	-	9.75%

Note: See independent auditor's report.

INTERNAL CONTROL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

185 North Church St.
Dyersburg, TN 38024

Phone 731.285.7900
Fax 731.285.6221
www.atacpa.net

Report on Internal Control

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In planning and performing our audit of the financial statements of First Citizens Financial Plus, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 25, 2014

AGREED-UPON PROCEDURES SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

185 North Church St.
Dyersburg, TN 38024

Phone 731.285.7900
Fax 731.285.6221
www.atacpa.net

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by First Citizens Financial Plus, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Citizens Financial Plus, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Citizens Financial Plus, Inc.'s management is responsible for First Citizens Financial Plus, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036868 FINRA DEC
FIRST CITIZENS FINANCIAL PLUS INC 14*14
2017 SAINT JOHN AVE STE A
DYERSBURG TN 38024-2209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1135

B. Less payment made with SIPC-6 filed (exclude interest) (612)
7/11/13
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 523

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 523

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Financial Plus
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1 day of 21, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: